FOR IMMEDIATE RELEASE

Tuesday, April 11, 2006

Wall Street Reporter Presents Derek Oil & Gas Corporation

Mr. Barry Ehrl, President & CEO of Derek Oil & Gas Corporation (Derek), was interviewed yesterday by Mr. Kilian Brandon of the Wall Street Reporter in New York City. The purpose of this interview was to raise awareness of Derek Oil & Gas Corporation’s North-eastern Wyoming oil production & development project to the U.S. investment community.

To have access to a large domestic (U.S.) oil supply would help to relieve some of the political and economic pressures generated by the increasing global demand for oil. Derek’s LAK Ranch project demonstrates one potential solution to this domestic supply requirement.

1) Please click on the following link to sign up for your FREE membership:

http://www.wallstreetreporter.com/register.php

2) Please click on the following link to listen to the interview:

http://www.wallstreetreporter.com/profile.php?id=17259

Please note that the interview may only be active for 5-10 business days.

Derek Oil & Gas Corporation is a Canadian based, publicly traded oil exploration, development and production company that utilizes enhanced oil recovery (EOR) techniques to develop new production from reservoirs containing significant quantities of oil that were previously uneconomic to recover using conventional means.  Derek’s current focus is on the further development and increasing production from their prime property located in NE Wyoming’s Powder River Basin.

Derek Oil & Gas Corporation is trading in Canada on the TSX Venture exchange under the symbol DRK and in the U. S. on the OTC Bulletin Board under the symbol DRKOF.

ON BEHALF OF THE BOARD

Barry C.J. Ehrl

President & CEO

For further information please contact Derek’s Corporate Communications Department at:

Telephone:  1-888-756-0066 or (604)-331-1757

Corporate E-Mail: info@derekoilandgas.com

Corporate Communications E-Mail: erica@derekoilandgas.com

Website: http://www.derekoilandgas.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. When used in this document, the words “potential”, “plan”, ”could”, “estimate”, “expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.

1111 West Hastings Street, Suite 1201, Vancouver, BC, Canada, V6E 2J3

Tel.: (604) 331-1757 ▪ Fax: (604) 669-5193 ▪ Toll-Free: 1-888-756-0066

Email: info@derekoilandgas.com ▪ Website: www.derekoilandgas.com